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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CUMBERLAND RESOURCES LTD.
(Name of Subject Company (Issuer))

AGNICO-EAGLE MINES LIMITED
AGNICO-EAGLE ACQUISITION CORPORATION
(Names of Filing Persons (Offerors))

Common Stock, without par value
(Title of Class of Securities)

23077R100
(CUSIP Number of Class of Securities)

Sean Boyd Agnico-Eagle Mines Limited 145 King Street East, Suite 500 Toronto, Ontario, Canada M5C 2Y7 (416) 947-1212
Copies to:
Patricia L. Olasker, Esq. Davies Ward Phillips & Vineberg LLP 1 First Canadian Place, Suite 4400 Toronto, Ontario, Canada M5X 1B1 (416) 863-0900	Gerald D. Shepherd, Esq. Davies Ward Phillips & Vineberg LLP 625 Madison Avenue, 12th Floor New York, New York 10022 (212) 588-5500

        (Name, address (including zip code) and telephone number (including area code) of person(s)
authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
US $544,684,772.24	US $16,721.82
(1)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 0-11(d) and Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended. The transaction value is equal to the product of (a) Cdn.$8.050 (US$6.821), which is the market value per common share of Cumberland (based upon the average of the high and low prices reported for such common shares on the Toronto Stock Exchange as of March 8, 2007), and (b) 79,855,524, which is the estimated number of common shares of Cumberland on a fully-diluted basis as of February 13, 2007. For purposes of this calculation, Cdn.$1.00=$US 0.8473, which is the inverse of the Federal Reserve Bank of New York's Noon Buying Rate for Canadian dollars on March 8, 2007.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-1 l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	US $16,721.82
	Form or Registration No.:	Form F-10
	Filing Party:	Agnico-Eagle Mines Limited
	Date Filed:	March 12, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-l.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") filed with the United States Securities and Exchange Commission ("SEC") on March 12, 2007 by Agnico-Eagle Mines Limited ("Agnico-Eagle"), a corporation incorporated under the laws of the Province of Ontario, and Agnico-Eagle Acquisition Corporation, a corporation incorporated under the laws of the Province of British Columbia ("Agnico-Eagle Acquisition"), relating to the offer by Agnico-Eagle and Agnico-Eagle Acquisition to purchase all of the outstanding common shares of Cumberland Resources Ltd. ("Cumberland"), together with the associated rights under the shareholder rights plan of Cumberland, other than those already owned by Agnico-Eagle or its affiliates, including common shares of Cumberland that may become outstanding after the date of the Offer (as defined below) but before the expiry time of the Offer upon the exercise of the options of Cumberland, on the basis of 0.185 of a common share of Agnico-Eagle for each common share of Cumberland. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Offer and Circular (as defined below).

        The offer is subject to the terms and conditions set forth in the Offer and Circular dated March 12, 2007 (the "Offer and Circular"). The Offer and Circular and the related Letter of Transmittal (the "Letter of Transmittal") and Notice of Guaranteed Delivery (the "Notice of Guaranteed Delivery") filed as Exhibits 1.1, 1.2 and 1.3, respectively, to the initial Schedule TO, constitute the "Offer".

        The first paragraph of the legend appearing under the heading "NOTICE TO SHAREHOLDERS IN THE UNITED STATES" on page iv of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

        "The Offer is subject to Section 14(d) of the U.S. Exchange Act, Regulation 14D promulgated by the SEC thereunder, Section 14(e) of the U.S. Exchange Act and Regulation 14E promulgated by the SEC thereunder. The offering of Agnico-Eagle Shares pursuant to the Offer, however, is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada, and Shareholders should be aware that such requirements are different from those of the United States."

Item 1.    Summary Term Sheet

        The first sentence of the preamble to the "SUMMARY TERM SHEET" of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

        "This summary provides material information about the Offer that is described in more detail elsewhere in this document, but this summary may not include all of the information about the Offer that is important to you."

Item 12.    Exhibits

        The following additional exhibit has been filed as part of this Amendment No. 1 to the Schedule TO.

Exhibit No.	Description
(a)(4)(D)	Investor Fact Sheet of Agnico-Eagle dated March 14, 2007, incorporated by reference to Agnico-Eagles's filing pursuant to Rule 425 filed with the Commission on March 14, 2007.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGNICO-EAGLE MINES LIMITED

By:	/s/ R. GREGORY LAING
	Name:	R. Gregory Laing
	Title:	General Counsel, Senior Vice President, Legal and Corporate Secretary

Date: April 6, 2007

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGNICO-EAGLE ACQUISITION CORPORATION

By:	/s/ R. GREGORY LAING
	Name:	R. Gregory Laing
	Title:	Vice President

Date: April 6, 2007

EXHIBITS INDEX

Exhibit	Description
(a)(1)(A)	Offer and Circular, dated March 12, 2007*
(a)(1)(B)	Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Form of letter to shareholders of Cumberland mailed on March 12, 2007.*
(a)(1)(E)	Agnico-Eagle's Annual Information Form dated March 27, 2006 consisting of Agnico-Eagle's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, incorporated herein by reference to Agnico-Eagle's Annual Report on Form 20-F filed with the Commission on March 28, 2006, as amended by Agnico-Eagle's Annual Report on Form 20-F/A, filed with the Commission on May 26, 2006 (the "2005 Annual Report").
(a)(1)(F)	Audited consolidated financial statements of Agnico-Eagle, including the notes thereto, as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 together with the auditors' report thereon dated February 21, 2006 (except for note 13, as to which the date is March 15, 2006), incorporated herein by reference to the 2005 Annual Report.
(a)(1)(G)	Management's discussion and analysis of financial condition and results of operation of Agnico-Eagle for the year ended December 31, 2005, incorporated herein by reference to the 2005 Annual Report.
(a)(1)(H)	Unaudited consolidated financial statements of Agnico-Eagle as at September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005 and related management's discussion and analysis of operations of the Registrant for the three and nine months ended September 30, 2006 and 2005, incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on November 13, 2006.
(a)(1)(I)	Material Change Report of Agnico-Eagle dated February 22, 2006, incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on February 27, 2006.
(a)(1)(J)	Material Change Report of Agnico-Eagle dated February 22, 2006, incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on February 27, 2006.
(a)(1)(K)	Material Change Report of Agnico-Eagle dated May 18, 2006, incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on May 30, 2006.
(a)(1)(L)	Material Change Report of Agnico-Eagle dated June 5, 2006, incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on June 5, 2006.
(a)(1)(M)	Management Proxy Circular dated March 3, 2006 prepared in connection with Agnico-Eagle's annual and special meeting of shareholders on May 12, 2006 (excluding the section entitled "Compensation and Other Information" and Appendices A, B and C of such circular), incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on March 29, 2006.
(a)(1)(N)	Press Release of Agnico-Eagle dated February 14, 2007, incorporated by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on February 14, 2007.
(a)(1)(O)	Press Release of Agnico-Eagle, dated February 21, 2006, incorporated by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on February 23, 2007.
(a)(1)(P)	Material Change Report of Agnico-Eagle dated February 23, 2007, incorporated by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on February 28, 2007.
(a)(4)(A)	Press Release of Agnico-Eagle dated February 14, 2007, incorporated by reference to Agnico-Eagle's filing pursuant to Rule 165 and Rule 425 filed with the Commission on February 14, 2007.
(a)(4)(B)	Analyst Presentation of Agnico-Eagle dated February 14, 2007, incorporated by reference to Agnico-Eagle's filing pursuant Rule 165 and Rule 425 filed with the Commission on February 14, 2007.
(a)(4)(C)	Transcript of Conference Call of Agnico-Eagle held on February 14, 2007, incorporated by reference to Agnico-Eagle's filing pursuant Rule 165 and Rule 425 filed with the Commission of February 16, 2007.
(a)(4)(D)	Investor Fact Sheet of Agnico-Eagle dated March 14, 2007, incorporated by reference to Agnico-Eagle's filing pursuant to Rule 425 filed with the Commission on March 14, 2007.
(d)(1)	Support Agreement, dated February 14, 2007, between Agnico-Eagle, Agnico-Eagle Acquisition and Cumberland.*
(d)(2)	Lock-Up Agreement, dated February 14, 2007, among Agnico-Eagle, Agnico-Eagle Acquisition, Kerry M. Curtis, J. Michael Kenyon, Abraham Aronowicz, Richard Colterjohn, Walter Segsworth, Jonathan A. Rubenstein, Glen D. Dickson, Michael Carroll, Brad G. Thiele, E.R. (Ted) Rutherglen and Craig Goodings.*
(d)(3)	Confidentiality Agreement, dated April 10, 2006, between Cumberland and Agnico-Eagle.*
(d)(4)	Confidentiality Agreement dated January 9, 2007 between Cumberland and Agnico-Eagle.*

*
Previously filed.

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SIGNATURE AGNICO–EAGLE MINES LIMITED
SIGNATURE AGNICO–EAGLE ACQUISITIOHN CORPORATION
EXHIBITS INDEX